



06002685

SECU.   .SION

Washington, D.C. 20549.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66211



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2005___ AND ENDING ___DECEMBER 31, 2005___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALTER GREENBLATT & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___430 NASSAU STREET___
                              (No. and Street)

___PRINCETON___	___NJ___	___08540___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___WALTER GREENBLATT___   ___(609) 497-1282___
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___LEHMAN, NEWMAN & FLYNN CPA's___
                    (Name – *if individual, state last, first, middle name*)

___14 PENN PLAZA, SUITE 2220___	___NEW YORK___	___NY___	___10001___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __WALTER GREENBLATT_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__WALTER GREENBLATT & ASSOCIATES, LLC_____ , as
of _____DECEMBER 31,_____, 20_05____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

> LAURA M HERAS
> Notary Public - State of New York
> NO. 01HE6099193
> Qualified in New York County
> My Commission Expires 9/22/07

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

To the Member of
Walter Greenblatt & Associates, LLC
Princeton, NJ

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principle generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehman, Newman & Flynn

Lehman, Newman & Flynn
February 22, 2006

-1-

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:	
Cash	$109,095
Accounts receivable	10,713
Prepaid expenses	874
Total current assets	120,682
Investments in Advanced BioHealing	50,062
Total assets	170,744

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued pension payable	$ 32,445
Total current liabilities	32,445
Members' equity	138,299
Total liabilities and members' equity	$170,744

The accompanying notes and accountants' review report
are an integral part of this statement.
-2-

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

Revenue	$ 749,898
Operating expenses:	
Pension expense	105,445
Outside services	109,275
Travel expenses	26,253
Professional fees	30,463
Office supplies and expense	9,404
Telephone expense	6,873
Insurance expense	6,899
Licenses and fees	4,875
Auto expense	2,981
Meals and Entertainment	4,925
Total operating expenses	307,393
Net income before depreciation	$442,505
Depreciation	2,348
Net income	440,157
Members' equity January 1, 2005	50,202
Distributions	(352,060)
Members' equity – December 31, 2004	$ 138,299

The accompanying notes and accountants' review report
are an integral part of this statement.

-3-

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 440,157
Adjustments to reconcile net income to	
net cash used by operating activities:	
Depreciation	2,348
Accounts receivable	33,249
Prepaid expenses	(874)
Accounts payable and accrued expenses	(1,666)
Pension payable	(15,211)
Net cash provided by operating activities	458,003
Cash flows from investing activities:	
Investment in Advanced BioHealing	(50,062)
Purchase of equipment	(2,348)
Net cash used in investing activities	(52,410)
Cash flows from financing activities:	
Distributions to member	(352,060)
Net increase in cash	53,533
Cash at beginning of year	55,562
Cash at end of year	$ 109,095
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' review report
are an integral part of this statement.
-4-

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

1. Summary of Significant Accounting Policies

BUSINESS DESCRIPTION

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

REVENUE RECOGNITION

The Company recognizes revenue when services are performed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

2. Investment in Advanced BioHealing, Inc.

Advanced BioHealing, Inc. is a biomedical company commercializing products based on its proprietary cell culture and tissue preservation technologies. Celaderm, the company's lead product, may represent a significant step forward in advanced wound care technology. It is expected to be less expensive to produce and easier to inventory at the point of care than many other bioengineered skin products. The investment is stated at cost.

3. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $76,650 at December 31, 2005, which exceeded required net capital of $5,000 by $71,650. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 42%.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

4. Pension Plan

The Company maintains a qualified defined benefit pension plan. The company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are generally based on years of service and/or compensation. As of December 31, 2005, the plan was fully funded.

5. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due within thirty days. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were to be made to four customers. At December 31, 2005 the reserve for bad debt is $-0-.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE 1

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total ownership equity from statement of financial condition	$ 138,299
Total nonallowable assets from statement of financial condition	61,649
Net capital before haircuts on securities positions	76,650
Haircuts on securities	-
Net capital	$ 76,650
Aggregate indebtedness: Total A.I. liabilities from statement of financial condition	$ 32,445
Total aggregate indebtedness	32,445
Percentage of aggregate indebtedness to net capital	42%
Computation of basic net capital requirement: Minimum net capital required (6.67% of A.I.)	2,163
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Excess net capital	71,650
Excess net capital at 1000%	$ 716,500

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE 1 (CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2005

	Focus Report- Part IIA Period ended December 31, 2005	Adjustments	Annual Financial Statements At December 31, 2005
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition (adjustment reflects pension accrual)	$ 134,743	$ 3,556	$ 138,299
Deductions and/or charges; Total nonallowable assets from statement of financial condition	61,132	517	61,649
Haircuts on securities	-	-	-
Total deductions	61,132	517	61,649
Net capital	$ 73,611	$ 3,039	$ 76,650

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMAITON RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2005

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

-10-

SCHEDULE III

WALTER GREENBLATT & ASSOCIATES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN
SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2005

The Company claims exemption from the segregation requirements of the Commodities Futures
Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

-11-

SCHEDULE IV

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
REULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

Walter Greenblatt & Associates, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

LEHMAN, NEWMAN & FLYNN

CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Member of
Walter Greenblatt & Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Walter Greenblatt & Associates, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in or audit of the financial statement of Walter Greenblatt & Associates, LLC for the year ended December 31, 2005 and this report does not affect our report thereon dated February 22, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehman, Newman & Flynn CPA;s
Certified Public Accountants
New York, NY
February 22, 2006